Bank of America, N.A.
August 4, 2010

Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W., Stop 7010
Washington, DC  20549

Re:	Hugoton Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-10476

Dear Mr. Schwall:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Sirimal Mukerjee, that the SEC has taken no exception to our request for an extension to August 31, 2010, to respond to the questions listed in the SEC’s letter dated July 29, 2010.  The primary reasons for our request for additional time are to allow time to gather information and the availability of key management who will be reviewing our responses.

Please do not hesitate to contact me at 214-209-2453 if you have any questions.

Yours truly,

Nancy G. Willis

c:   Joel P. Webb, Exxon Mobil Corporation

Tel: 214.209.2400   Fax: 214.209.2431

Bank of America, TX1-492-17-01
901 Main Street, 17th Floor, Dallas, TX 75202-3707